

Mail Stop 4628

19 May 2017

Abraham Mirman
Chief Executive Officer
Lilis Energy, Inc.
300 E. Sonterra Blvd., Suite No. 1220
San Antonio, TX 78258

> **Re:** **Lilis Energy, Inc.**
> **Registration Statement on Form S-1**
> **Filed April 28, 2017**
> **File No. 333-217519**

Dear Mr. Mirman:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. Please expand your disclosure to provide the information that Item 506 of Regulation S-K requires. In that regard, we note that you have incurred net losses in each of the last three fiscal years, and that the shares which are the subject of this offering would represent 45.5% of the total number of shares of your common stock outstanding as of April 26, 2017.

Second Lien Credit Agreement, page 52

2. In the fourth paragraph, you state in part: "If the Share Cap applies to any Lender … instead of issuing shares of common stock in excess of the Share Cap, the Company

will be required to issue to the Lender affected by the Share Cap shares of a new series of preferred stock of the Company to be established if required pursuant to the terms of the Second Lien Credit Agreement….″ If true, please revise the cover page and related disclosures in the prospectus to make clear that this registration statement does not include the resale of any common shares that could be issued in connection with the conversion of shares of this "to be established" new series of preferred stock.

3. Please revise the related disclosure at page 3 which appears to be incomplete and is silent regarding the new series of preferred stock. Also advise us whether you intend to register the issuance of the preferred stock.

<u>Closing Comments</u>

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Parhaum J. Hamidi, Attorney-Adviser, at (202) 551-3421 or, in his absence, Timothy S. Levenberg, Special Counsel, at (202) 551-3707 with any questions.

Sincerely,

/s/H. Roger Schwall

H. Roger Schwall
Assistant Director
Office of Natural Resources

cc: Ariella Fuchs
        EVP – General Counsel & Secretary
        Lilis Energy, Inc.